Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

The following is a transcript of an interview of Jane Hunter conducted on September 22, 2021:

***

Jason Bandel, Evercore:

Hello, good morning everyone, and welcome to the second day of the AutoTech and AI Forum. For those who may not know me, my name is Jason Bandel, and I work on Evercore ISI’s sustainable technologies and clean energy team. Happy to kick off the second day schedule with Tritium, a global developer and manufacturer of DC fast charging technology.

Jason Bandel, Evercore:

Just to provide a quick background on Tritium. The company was founded in 2001 and designed to manufacturer proprietary hardware and software to create advanced and reliable DC fast chargers for EVs. The company is well positioned to benefit from the accelerating EV penetration around the world. The company has chargers in 41 countries, manufacturing facilities on three continents, and has sold over 5,250 DCFC chargers. Tritium has a leading global market position, with over 75% market share in Australia and New Zealand, 20% in Europe, and 15% in the US. It is expected that the company will completed its merger and lift on the NASDAQ under the great ticker of DCSC in the fourth quarter. With us today are Jane Hunter, CEO, Michael Hipwood, CFO, and David Finn, chief growth officer.

Jason Bandel, Evercore:

Jane joined Tritium in 2019 from Boeing, where she was an operations heavy executive holding a number of senior roles, including most recently COO of Boeing’s International Phantom Works division. Michael also joined the company in 2019 and has had a 25 year finance career, including serving as CFO of Boeing Australia. David Finn is a co-founder of the company and was the former CEO before transitioning into his current role at chief growth officer, and remains an executive director on the board. As a reminder, we’ll do approximately 20-25 minutes of fireside chat before opening it up to audience Q&A in the remaining time. So thank you again for joining us. And let’s start with our first question, if you could, Jane. So before we dig too deep into the business, what is the high level pitch for Tritium, and what differentiates you from the other charging companies and manufacturers that are out there?

Jane Hunter, CEO, Tritium:

Thank you for that introduction, Jason, and thanks for inviting Tritium to this fireside chat. As you touched on, Tritium designs, sells, builds, and services fast DC charges for electric vehicles. And you mentioned a number of those key statistics. I think also important to touch on is that we have number two market share for DC fast chargers in North America and Europe, and number one in Australia and New Zealand. And if we look to our revenue shares, about 45% of our revenue comes from Europe, with about 41% from North America, and then 14% from Asia Pacific. And we do expect those proportions to continue to increase in favor of North America, just watching that market really come online for us over the next 12 months and over the past six months. The business is global. We’ve got factories, offices, sales, and support staff in Brisbane, Los Angeles, and Amsterdam.

Jane Hunter, CEO, Tritium:

But to touch on your question, particularly in terms of market differentiation, these fast chargers require advanced power electronics and they’re not yet commoditized, and uptime is still really important in this market. So for Tritium, we’ve got some technology moats. Our founder team, of which David is one, developed the power electronics module that’s the basis for our charges in solar racing, where being very small form factor, very efficiently cooled, and very robust in harsh conditions has been a very unique technology building block for us and a great proving ground for our field of products. And it’s really led to Tritium having the only fully liquid cooled charger on the market. And there are two real advantages to liquid cooling over air cooling. First, the liquid cooling really eliminates the need to change the air filters once or twice a year, and it enables it fully sealed charger that can achieve an Ingress protection rating of 65. And that ultimately leads to a lower total cost of ownership and very high reliability.

Jane Hunter, CEO, Tritium:

And liquid cooling just allows the power electronics to be fully sealed against the elements and environmental contaminants. And that gives Tritium’s technology a leading edge in customer channels, which are dusty, or at salt laden sites like the ports and the mines. And then secondly, liquid cooling enables a narrow charger with a small footprint that allows the car and the charger to fit in the same car park, which saves on very valuable real estate. On the business model front, we have a very different business model than other listed EV charging companies. And after we list, Tritium will be the only listed pure play DC charger OEM. There’s a wide range of business models among our EV charging peers, and Tritium has the picks and shovels to the gold rush model. We design, manufacture, and sell the charging hardware and we sell the adjunct software and services, but we don’t operate or own the charges, which means we don’t have exposure to electricity prices, demand charges, utilization rates, or securing grid phase or permits.

Jane Hunter, CEO, Tritium:

But our main competitor, if you look across the market, really globally is ABB. They have a very similar business model to Tritium, and like Tritium, they have a global footprint with certified products in North America and Europe, but companies that have been around in America, say EV-Go, Volta, and Blink, they’re asset owner operators, where Charge Point on EV they have a different model. They’re hardware, software providers, but with Charge Point’s model, they don’t own the infrastructure, but they earn revenue through both the hardware sale and the charging network services for managing their customer’s network of charges. So Charge Point doesn’t compete in the same tenders as Tritium. They offer that end to end solution that can be attractive to customers who want to pay annually and avoid the upfront OpEx. So that’s often a confusion about Tritium and our business model.

Jason Bandel, Evercore:

Great. Thanks for that great introduction, Jane Hunter, CEO, Tritium. That’s really helpful. Now the one thing that actually strikes me, especially just given how new this space really is, is that you guys have been around for 20 years. So given your long history in the market and your global footprint, can you discuss how you’ve positioned Tritium to the accelerating adoption of EVs globally and the role ... and you touched on it a second ago, but kind of elaborate a little more ... the role of DC fast charging will have in the marketplace.

Jane Hunter, CEO, Tritium:

Yeah. A great question, Jason Bandel, Evercore. And through good management and the unwavering vision of the founders, we now do find the company exactly where it was planned to be as EV uptake accelerates, because we made the investments three years ago in establishing those physical footprints in the US and Europe, and we’ve now got established presence there as well as in Australia. Our revenue now is fairly evenly split between North America and Europe, with the more nascent Asia-Pac market behind those. We’ve gone and we’ve built the world’s highest power EMC test facility, right adjacent to our R&D center. And that comes online this year, allowing us to really rapidly test products and get them to market and certify them faster. So those investments that we’ve already made put us in a fantastic position as this market really takes off. The other thing is we’re solely focused on DC fast charging, which is the future for EV charging in the public arena, where charging needs to be very rapid and convenient.

Jane Hunter, CEO, Tritium:

And as you said, we’ve now been selling chargers for close to eight years, but in the market even longer than that, and servicing them in the field outside of warranty. So we’ve got this significant experience servicing charging infrastructure, and we have some very large customers who we’ve been partnered with now for years, which helps us secure new customers on that trust basis of having watched us out there in the field. And finally, I think it’s just worth mentioning that we’re starting to sell our second generation of products, which benefit from all those years of experience in the design features that we’ve either included or excluded and the changed architecture of the hardware, which is all about the learnings we’ve taken.

Jason Bandel, Evercore:

Got it. That makes a lot of sense. Now in your slide deck, you guys have this great slide that shows the expanding universe of customers that are driving DC fast charging deployment. OEMs are clearly committed, the new EV companies continue to join the market, and obviously all the SPACs are constantly getting announced, it seems like globally. How do you think the charging land grab evolved? Are you guys truly agnostic being a manufacturer to how it actually takes place? And do you worry about the industry overbuilding or any potential bottlenecks for growth?

Jane Hunter, CEO, Tritium:

Yeah, fantastic question, Jason Bandel, Evercore. I love this question because this is where we are, charger agnostic and customer agnostic. So we see that land grab that you can see on the slide there as being played out between the major different customer channels, the charge point operators, the EV OEMs, the utilities, retail, and fuel customers. And in terms of where the market will end up, and this is just our opinion, everyone’s thinking about where does the end game end with these? We do see that the CPOs will be consolidated. And most likely if they’re independent, there’ll be bought up by the utilities and the fuel companies. And we’re already seeing that occur across the market with acquisitions of independent CPOs and major investment stakes being taken in those independent CPOs. And then if you look at the vehicle OEMs, maybe with the exception of Tesla, they’re not really in the game of selling energy.

Jane Hunter, CEO, Tritium:

So once they achieve their goal of rolling out sufficient connectors to enable their car sales, and when they’re confident that a subsequent owner will maintain that network of chargers that they’ve established, I expect we’ll start to see significant M&A in that channel as well, which really just leaves the utilities and the fuel companies in direct competition with each other. And the fuel companies have this key advantage with their real estate footprint globally, which they can leverage to form those prime charging sites. And then they can improve their C-store offerings to take advantage of that slightly longer dwell time for drivers that happens with EV charging. But they’ve also got this advantage of years of experience running a very similar business model to charging sites. Vehicles come to the site, they need payment services, they need C-stores, hardware and software has to be maintained on site. And then there’s those adjunct services, like car washing facilities and onsite mechanics, which are all needed when you’re doing EV charging.

Jane Hunter, CEO, Tritium:

So there’s a lot of synergies with that business model, but then the utilities, they’ve got this really strong business incentive to increase the draw down on the grid and grow their customer and revenue base, but it remains to be seen if they can successfully establish and run profitable businesses operating charger fleets when you look at the fact that I’ve got government ownership stakes and regulatory overhead that applies to utilities. It’s hard to see them being as agile and as global in their focus as the fuel majors, but we’ll be watching them with interest and both outcomes benefit Tritium. So of course we’re happy whoever wins that battle. And while the charger outpaces the EV uptake, we’ll take full advantage of that market opportunity for Tritium. And our only question around overbuilding, again, we’re not concerned with overbuilding. That clearly favors us. The infrastructure needs to get built out and overbuilt before the EV uptake rates will catch up. And then we’ll see utilization rates will increase materially making those kilowatt per hour sales profitable for the site operators.

Jason Bandel, Evercore:

Got it. Now turning to look at your business regionally, I know you pretty much started historically in Australia and then moved out into Asia and more recently now have expanded into the US and into Europe. How were the three regions approaching electrification and mobility and is your go-to market strategy different as you approach different markets?

Jane Hunter, CEO, Tritium:

Yeah, it absolutely Jason. So they’re all very different markets and that’s why it is a major advantage if you’re in this industry to have been operating in all three regions for quite some time, as we have been, as well as having your revenue spread across those regions. So in fact, I’d actually describe the evolution of Tritium’s global footprint slightly differently, more along the lines of, we’ve historically been in Europe and the US and more recently we’re expanding into Australia, New Zealand and Asia. Because Australia, New Zealand, although we dominate market share there, it’s a very small third market for us currently due to them being just slow to transition to EVs. And they’re also just smaller markets generally than Europe and North America. Asia also is a slower third region for us than Europe and North America, because our charges are certified, they’re not entry-level on price point. So that means markets like China and India are less attractive for us.

Jane Hunter, CEO, Tritium:

And then the more expensive Asian markets like say South Korea and Japan often favor their homegrown technology. And they do require multiple years of local presence for you to establish a market share there. So although we’re targeting them, they’ll just be slightly slower to come online then North America and Europe. And yes, the go-to-market strategy is entirely different for each region and sometimes even for each country. And a few good examples of that, the US it’s traditionally been a lower power market for us than Europe. So we focused there on selling 50 kilowatts and more recently 175 kilowatt charges in the states. And we haven’t sold our 350 kilowatts into the states except in very small numbers. And then in Europe, we’ve sold a huge fleet of 350 kilowatt charges. And for a number of our customers there, it’s the only model in their fleet.

Jane Hunter, CEO, Tritium:

Australia different again, it’s a mixture of 50 and 350 kilowatt charges with the 50’s in metro areas like the big cities, 350’s are on the highways. It’s necessitated when you’ve got those vast distances like you have in a country like Australia. And then another key difference in those regions is the maturity of different customer segments by region. And that’s often mirrored in their rollout strategy if you look at the global corporates. So for example, Shell and BP, they focus their roll out in Europe to start and they’re now just turning their attention to North America. And generally the fuel segment’s very active in Europe, but it’s not as active in the States where we expect it’s going to be absolutely huge when it comes online. We just need the first couple of fuel companies to really start that transition and then it will be a huge market for us. But in the States we see fleet gaining significant momentum and it’ll likely be a larger market for us than fleets in Europe. So they’re very different markets and they do all have to be approached differently with your go-to market strategy.

Jason Bandel, Evercore:

Understood. Thanks for that clarification. Now let’s turn to technology. I know again, you mentioned that in your introduction of the company itself how you guys differentiate your technology. Can you talk a little more about... I guess this is my question for David, your unique liquid cooled architecture and how it differentiates your DCFD chargers and Tritium’s approach to product development detecting your IP?

David Finn, CGO, Tritium:

Yeah, sure. I’ll take that one. I just wonder if we could just move to slide 29, I can really talk to really what has differentiated us in the marketplace to date and gained us the market share that we currently have, which is up now 20% in Europe and 15% in America. We really have done this on the back of really showing to our customers that this technology differentiates us in the marketplace by providing lower total cost of ownership and it does this in a few different ways. Even though we can actually... and allows us to have a higher price print in the marketplace, usually 10 to 15% more. It actually allows, as Jane Hunter, CEO, Tritium said, the footprint to get a lot smaller and this simplifies the footing, the wiring and makes the station a lot more compact and it makes the foot... and it makes the whole thing a lot easier to install. And that reduces the install cost there you can see.

David Finn, CGO, Tritium:

The filters, as Jane mentioned, we don’t need to go to site to replace them every six months and this leads to an ongoing lowered maintenance cost, which you can see in the darker blue section there. And as you get to the top there you can see it as a lowered ongoing operating cost. And this is because during those cold winter months, all our competitors have to run a heater inside of the box to keep electronics within the normal operating conditions. And we just turn our pumps off and we don’t need to have any heating at all. And this all adds up over the lifetime of the charger to make it about 37% less costly to operate and own. And that’s when you’re comparing it to air cool competitors, which all our competitors basically are. And so to talk a little bit about how that’s done, maybe it’s best just to jump to slide 32 actually, and you see a sort of blown out version of the charger here.

David Finn, CGO, Tritium:

This is the RTM 75 on our new MSC platform, modular, scalable charging hardware platform. What we’ve done here is we’ve architected this to give us a very large configuration, different configurations for different market shares and different markets in this around the world. And so whether we’re working retail locations or public spaces doing large scale charging parks for people, or whether we’re doing the depot solutions for a large scale fleet, the same components are used to build out all those products. But just diving back into the liquid cooling question you had, what you can see here is that each one of those modules there has a quick break fitting. That means they can be disconnected and reconnected very easily without any drips or drops of liquid coolant coming from them. So in the field they can be changed very quickly. A single service agent can do this or add it in the field too which is very important so they can scale up power over time.

David Finn, CGO, Tritium:

And the reason that this leads to better reliability of the product and leads to lower, smaller footprint and anything like that is it’s more compact to start with. We can extract the heat so we can get a lot more electronics in a small area. And so we don’t need space for the air to move through the charger and all the rest of it so it makes it a lot more compact. And you can see that by the construction, there’s almost no space left in that charger. But most importantly, is the zero ingress has more particulates over the lifetime of the product. And what happens is those small particulates build up around sensitive high voltage components over the lifetime, and they cause them to arc over and foul. And we’re already starting to see some of our competitors that build modules around the world, trying to work out how to overcome these challenges. But we’ve been doing this for over a decade now and we’re a long way ahead.

David Finn, CGO, Tritium:

And you say, “Well, why can’t they copy you?” Well, really, it comes down to being able to thread the needle with the compliance challenge that we have globally. You’re mixing liquid and you’re mixing water... liquid and electricity. And obviously that’s something that you need to know how to do well, and you need to know how to get this product certified around the world under different restrictions and make sure that it’s safe and in the public space. And so we’ve worked out many ways of doing that. And the other restriction that you have is also meeting the cost points, benchmarking the cost of all our componentry against air cooled solutions, which has been challenging. It’s been a while for us to get to the point. And we’re just getting to that point now where we’re thinking of getting into cost parody in terms of, we can actually build a liquid cooled module that’s a similar sort of cost point the same air-cooled modules out there in the marketplace.

David Finn, CGO, Tritium:

And that leads to some of the margin benefits that you’ll see in our presentations going forward. So just in terms of how we move in product development, do you want me to jump on to that one too?

Jason Bandel, Evercore:

Sure. Go ahead.

David Finn, CGO, Tritium:

So we do approach in a very agile manner. I like to run a team that... very high performance engineers that really can give them the intent, help them understand where we want to go and just let them go at it but keep them in a framework, keep them gated, keep them moving through and make sure they’re delivering. And we’ve done that by adopting the product creation system that Ford uses. This is very much like a platform, very much like you build a vehicle. And so we let them run how they want to run between the different gates of that product creation system, but making sure we’re skipping everything up and complying with all the compliance requirements, all the verification requirements, all the quality systems that we need to. And making sure we’re delivering a really high performance product to the marketplace by running that way.

David Finn, CGO, Tritium:

And then in terms of IP, we have certain... through that product creation systems IP collection points and disclosures through payments towards the end of the program. And we also have a lot of trade secrets that we keep inside the organization, know how in the engineer’s heads. And of course, many, many millions of lines of code that’s sitting onsite. I think it’s 12 different micro-processes throughout the charging system. And then in the computers that sit inside the charger and then also in the backend systems that sit off in the cloud. So there is a lot of firmware software both on and off the charger.

Jason Bandel, Evercore:

Got it. Another question for you, David, how does Tritium’s product roadmap move forward from here? I know you just mentioned briefly your modular system. What do you foresee the potential of that system being in the marketplace?

David Finn, CGO, Tritium:

So we’ve designed it so that we can actually maximize our tam in a very big way.

David Finn, CGO, Tritium:

So I think slide 34 is probably the best one to be looking at to see how this is moving over time. We’ve already launched the 75 kilowatt in 2020 and been ramping it up this year. And as we move into 2022, or the end of this year, actually, in quarter four, we launched a PKM. So that is the one that’s really for very large scale charging parts.

David Finn, CGO, Tritium:

And then as we go forward in 2023, and we have the solution for depot charging and centralize all the charging equipment again. And then we can see the cost trajectory of our supply chain, such that we can come in, really, and go head to head with all of the AC charging infrastructure out there for workplace/home.

David Finn, CGO, Tritium:

So that’s how we’re moving through the different market segments, all on the one platform. And then we just continue to move into heavy freight and even vertical takeoff aircraft. All sorts of things that we’re involved with. And the list goes on. But I think that probably gives you some idea about the scale of the market that we’re attacking here. It’s actually seven, eight new products over the next five years we’re bringing into existence.

Jason Bandel, Evercore:

That’s really helpful. And actually, here’s a good time for an audience question. This one just came in. What is the process for a charging company to get certified, and how does your modular assistance speed up that certification process?

Speaker 3:

That might be a good one for you, Dave.

David Finn, CGO, Tritium:

Yep. Thanks. So the process ... We do a fair bit of certification internally to start with, and we can actually go through and sign off our certification ourselves internally for CE in Europe. But of course, it’s always good to do that at an external test laboratory, so we do use TEV in Germany to do that, and we’ve been building relationship now with them over the past three years, and when we do have a very good ongoing working relationship with TEV.

David Finn, CGO, Tritium:

And so that’s CE certification. They can also do our UL certification as well, which has no option other than being third party certified. And that actually gets us to what we do as we work through with them to get what they call a CB certification certificate. And then that then issues, the CE certificate, issues the UL certificate, and then also it continues on. We can just do incremental changes around 50 different countries around the world, and if there’s any sort of slight variation in the certification required in those countries, they just do the one or two extra tests that need doing, and we can then enter it to those markets very quickly.

David Finn, CGO, Tritium:

How does the modular solution allow us to streamline that certification process? Well, what we’re doing there is ... well, two things. One, the modules themselves can quite often be certified under a different standard, but it’s one that the actual product standard references. So this turns the actual certification process for the product into a lot more of a tick and click exercise, just making sure that module’s certified to its standard. And this go quickly compared to if it’s just a monolithic approach, where it’s all one big product, like some of our earlier products. It makes it a lot harder. Hundreds of hundreds and tests you have to run every time.

David Finn, CGO, Tritium:

So that’s one of the biggest things there, that we can do that. And of course, our test laboratory, I think Jane mentioned before, is also something that really speeds up the process, as well. Being able to do a lot more tests locally and have high confidence in ...

Jason Bandel, Evercore:

Great. One last question on product before you change gears. Can you talk a little bit about your product life cycle? So after the initial hardware purchase, what does that opportunity look like? And then what kind of reoccurring opportunities have you guys developed?

Speaker 3:

Yeah, I’ll take that one, Jason. Tritium has got three key revenue streams that commence without hardware sale that you were talking about and then go across the operating life of our charges, which is estimated at 10 years. The hardware revenue includes that upfront hardware sale with a standard two year warranty, and then you’ve got upgrades and side expansion revenue as our customers’ businesses grow. And then at the end of their operating life, you’ve got the potential for sales of replacement products at that side.

Speaker 3:

We did commence selling our software, which is another revenue stream for us, in Q4 2020. Generally, it’s priced as a bundle, and that includes your SIM connectivity for the charger so it can communicate back to the Pulse fleet management software and also the credit card reader. If you have one that needs connectivity, then you’ve got licenses for Pulse, which is the fleet management, and the ticketing software, Lytritium. And this software and connectivity bundle, we either price it in a bid, where they might make allowance for separate software pricing, or we price the first year for free and have a sort of Trojan horse, where you come off that first year for free and then you’ve got this bundled software on a per-month, per-charger basis.

Speaker 3:

There’s also this opportunity for recurring software revenue as charges come off warranty because they need onboard software to be kept up to date in order to just keep operating smoothly. So the new releases that come out resolve bug fixes. They might push out updates. And they also maintain your interoperability with new vehicles. So there’s this great recurring revenue opportunity as charges come off warranty and they’ll need onboard software.

Speaker 3:

And we also have on the software roadmap some new software modules that we intend to develop and sell, which are adjacencies to the hardware. Things like predictive analytics, fleet optimization, diagnostics, if you want to do your own servicing, and then we have a module that we’re developing to advertise on the HMI screen.

Speaker 3:

And then the final revenue stream for us is services, and that includes revenue for commissioning the high power charges, extended warranty sales, which are becoming increasingly common at the time of the first purchase, and then service level agreements for those customers that want the fixed response and resolution timeframes. And some of them want those annual, proactive preventative maintenance services, or also they need services outside of warranty, where the warranty is expired or the matter that’s happened, like vandalism, for example, might be outside the warranty scope.

Speaker 3:

And finally, there’s spare parts revenue, and spare parts are all proprietary because the certification of the chargers that David just touched on mandates in the charger, right down to the Nutsert. So that’s a really great, high-margin source of revenue for us after warranty expiry, where we just continue to sell spare parts to our customers.

Jason Bandel, Evercore:

Great. A lot of opportunity there. Let’s turn now to the customer base. Some key partnerships. Can you talk about what the customer base looks like today and some of the key partnerships that you have in place? And how do you see this evolving over time?

Speaker 3:

Absolutely. Well, three key customer channels for us are definitely the charge point operators, the fuel companies, and the utilities. But then we also see fleets and the EV OEMs as a key part of our customer mix. And we haven’t shared revenue by customer segment. It would be very hard for us to do that cleanly.

Speaker 3:

So just to give you an example of why, if you think of a customer like Ionity, they’re a joint venture of car manufacturers ... Ford, Hyundai, VW, BMW, and so on ... but they operate the largest public fleet of fast chargers in Europe. So do you classify them as an EV OEM, or are they a charge point operator? And then Isovayafor example, they’re a charge point operator, but they’re also a wholly owned subsidiary of the French utility EDF, so they could be a CPO or they could be a utility customer. Fordham is really similar. That’s a Finnish utility, but they’ve sold the majority stake of their fleet to Infracapital, who are an investment company that specializes in infrastructure sector companies. Statkraft, they’re a Norwegian utility who own the major Norwegian CPO Gronn Kontact, Who’s now become Mer.

Speaker 3:

So when you look by the ownership of our customers, it’s a very complex landscape with a lot of change going on. What I would say is that some of our largest customers are fuel customers like Shell, BP, and Circle K, as well as the utilities, like EDF, Eon, who are German, NLX, who are Italian, Statkraft, and Fordham recharge, as well as the CPOs, like ChargeNet, who are in New Zealand. They’re a big customer for us. And then the vehicle OEMs, the CPOs like Ionity. So it really is a really diverse customer base, and no single customer was large enough to warrant disclosure under the material contracts provisions. It’s a diverse base of lots of different customers.

Speaker 3:

And I guess in terms of that evolution we touched on before, we do think we’ll see consolidation of ownership of those independent CPOs and that key market struggle for supremacy between the utilities and the fuel companies. But we do also expect to see fleets and workplaces come online as major customer channels for us. And by 2023, we also expect to see buses and trucks as a material customer base. So we’re really just looking forward to also vehicle-to-grid and vehicle-to-home as another channel that we have a 25 kilowatt DC wall unit in the product pipeline for that David was touching on before. And we expect that’s going to sell well into residential and fleet markets. So it’s very, very diverse customer base for us.

Jason Bandel, Evercore:

Sounds very diverse. Now you know I have to ask a financial question before the session comes to an end. So let’s get Michael on the hot seat here. Michael can you talk about the path to get Tritium to EBITA and to be cashflow positive in the near term and how you guys are accomplishing that faster than many of your peers are?

Michael Hipwood, CFO, Tritium:

Thanks. Thanks, Jason. Maybe if we turn to slide 40. So slide 40 shows when we get to positive EBITDA, which is in 2023, and the same year for free cashflow, and that’s simply by 2023, we would have scaled appropriately. So it’s a massive demand at the moment, as Jane and David have spoken about. We’re in the process of deciding where to lease major factories in the US and also in Europe, and they’ll be considerably larger than our existing Brisbane factory.

Michael Hipwood, CFO, Tritium:

So we’ll have scale. We’ll also, as David said, with the MSC platform, all of those products use very similar parts. They all have the same parts within them. And so that gives us greater purchasing power with our suppliers. And they’re also very fast to assemble and also to service in the field. So naturally, they have a higher margin. By 2023, as Jane touched on, our software and our services would have grown considerably. And that just reflects the maturity of the networks for our customers. The, especially the large ones, simply want reliability. When a customer pull was up to a Shell charger, they want it to work first time, every time. And so if there’s any servicing to be done, they want that done in the midnight, etc., rather than at 9:00 AM in peak hour. So we see plenty of revenue and plenty of margin there.

David Finn, CGO, Tritium:

Also in terms of building out that capacity, the factories only require around about 6 million of capex each year. So it’s not a high, intense manufacturing process. We really just assemble the products. All of that detailed manufacturing is done by our suppliers. So yes, we do get to free positive cash flow in 2023 and positive EBDA. And we do this faster than our competitors simply because we have a very quick cash turn. So from the time we get an order and get the inventory and pay for the inventory, we build the products very quickly within a month, ship them. And within probably 60 days, we’ve turned that that order around and have been paid for it.

David Finn, CGO, Tritium:

Now, if we compare that to ChargePoint, ChargePoint is building an infrastructure company. So they’re outlying vast amounts of capital, and slowly, but surely, over many the years, are they charging their customers and getting a return on that capital. Our cashflow is a lot faster. It doesn’t take years. It takes days and months to turn that around. So that’s why we do that a lot faster than, if I can categorize those companies as our peers. Like Jane said, there’s very few actual DC charger manufacturers in the world, and none are listed at this stage.

Jason Bandel, Evercore:

Got it. Let’s take one last audience question. Actually, it’s actually a good time for it. What is the importance of follow on sales in your business? And what does the software attach rate look like?

Jane Hunter, CEO, Tritium:

Yeah. Follow on sales are very important to the business, and certainly they make up a varying percentage for us at any given time of between 40% and 60%. So in different years, it’s different amounts, but certainly that’s always a material amount of sales for us of follow on sales versus new customers. So our existing customer base is very important to us. It’s critically important to keep our customers happy. And that means that customer support and servicing in the field, very important to achieve those follow on sales and also the new product roadmap meeting their needs and requirements. So their relationship with David and his team and knowing what’s coming on the product roadmap is always critical to the customers as well.

Jane Hunter, CEO, Tritium:

And then in terms of software attach rates, what we’ve estimated in the financial model is that the basic bundle that we sort of talked about before, which really just gives you access to the ticketing system and a fleet management system that shows your utilization, and of course includes the com SIM card, if you need one, is at around 75% attach rate, which we think is a little conservative. We do think most of our customers will take up that bundle.

Jane Hunter, CEO, Tritium:

And then there’ll be a similar attach rate for those coming off warranty who just need the onboard software that you just need really to keep the chargers up and running.

Jane Hunter, CEO, Tritium:

And then we have different models for the modules that we touched on before like, say for example, predictive analytics or the advertising modules. We have lower forecasts for those where we’ve estimated attach rates of around say 15%, depending on the module there.

Jason Bandel, Evercore:

Perfect. And last question for me, what are some guideposts investors should look for as you benchmark the company’s progress over the next 12 to 24 months?

Jane Hunter, CEO, Tritium:

Yeah, Jason, of course the standard financial metrics that we publish are there. But then, I think a couple of key things that we would see as critical to the company and that I’m sure investors will be looking out for will be the European and US factories coming online in 2022. That’s very important for us to keep up with demand, just with the growing demand that we are seeing in the market. The Australian factory will be able to go up to three shifts. So it does have additional capacity, and we have spilled out into a second facility in Brisbane so we have more space. But to keep up with the kind of demand that we are seeing, and also the forecast that you can see on the slide we’ve got up there, we definitely need additional production lines, and we definitely plan to have those in Europe and US close to our customers so that’s one key one.

Jane Hunter, CEO, Tritium:

The EMC test facility, as David Finn, CGO, Tritium said before, having that start to handle some certification for us in Brisbane is going to be important in the future so that we can just really rapidly both bring product to market and certify it. And David, Tritium’s products that he’s bringing to market, the PKM 150 and 360 kW new model chargers being released to the market, those are critical guideposts because we’re getting a lot of market interest from our customers in those products. We know that they’re going to sell very well. So those being released is very important.

Jane Hunter, CEO, Tritium:

And I think finally, just securing some of those key fuel tenders and critical fleet customers who’ve publicly shared their massive charging infrastructure rollout plans. So for us, winning a share of those will be a key guidepost for investors and is a critical goal for us over the next 12 to 24 months.

Jason Bandel, Evercore:

Great. Well, Jane, Michael, David, thanks again for your time today. We really appreciate it. And we look forward to watching this story closely as you guys continue to grow.

Jane Hunter, CEO, Tritium:

Thank you so much for having us. We appreciate it, Jason. Take care.

***

Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the transaction between Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.